Exhibit 99.1

Press Releases

Sky Solar & Hudson Clean Energy Partners Announce Strategic Partnership to Fund Up to $100 Million Into Solar Projects

HONG KONG, Sept. 21, 2015 (GLOBE NEWSWIRE) — Sky Solar Holdings, Ltd. (NASDAQ:SKYS) (“Sky Solar” or the “Company”), a global developer, owner and operator of solar parks, and Hudson Clean Energy Partners (“Hudson”), a leading private equity firm specializing in renewable energy, today announced a new strategic partnership to fund solar projects in Latin America and Japan with a total capital commitment from Hudson of up to $100 million. The two parties have also agreed to collaborate on an expansion into the U.S. solar market.

As part of this partnership, Hudson will invest $50 million in the construction of approximately 128 megawatts of solar projects in Chile and Uruguay, and will receive a 49 percent minority equity stake in the projects upon their completion. Hudson has allocated an additional $50 million for secondary market opportunities in Japan, subject to due diligence and other necessary approvals. Beyond this capital commitment, both parties have agreed in principle to collaborate on identifying and acquiring suitable renewable assets in the United States.

“We are delighted to be working with a leading specialized private equity and infrastructure fund to develop shovel-ready projects in our key markets,” said Sanjay Shrestha, chief investment officer of Sky Solar and president of Sky Capital Americas. “In addition to the near-term capital investment, we believe Sky Solar will benefit from Hudson’s long tenure as an investor in the renewable energy sector and unmatched industry experience in this strategic partnership.”

“We are excited about our partnership with Sky Solar, a company with deep power development expertise and substantial global reach,” said Neil Z. Auerbach, founder and managing partner of Hudson. “They have developed a portfolio of high-quality solar projects in attractive markets such as Chile, Uruguay and Japan.”

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of June 30, 2015, the Company has developed 237 solar parks with an aggregate capacity of 215.0 MW and owned and operated 93.2 MW of solar parks.

About Hudson Clean Energy Partners

Hudson Clean Energy is a private equity and infrastructure firm dedicated exclusively to investing in renewable power and clean energy. The New Jersey-based firm was founded in 2007, and makes privately negotiated investments in infrastructure platforms, focused on the development, construction and operation of power plants, direct investments in power projects, as well as investments in the high-growth, asset-based, capital intensive segments of value chain companies that have manufacturing or servicing business. Hudson’s investment expertise spans across a variety of subsectors within the renewable energy industry including, solar and wind energy, biofuels, biomass, geothermal energy, energy efficiency and storage.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends, “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the reduction, modification or elimination of government subsidies and economic incentives; global and local risks related to economic, regulatory, social and political uncertainties; global liquidity and the availability of additional funding options; the delay between making significant upfront investments in the Company’s solar parks and receiving revenue; expansion of the Company’s business into China; risk associated with the Company’s limited operating history, especially with large-scale IPP solar parks; risk associated with development or acquisition of additional attractive IPP solar parks to grow the Company’s project portfolio; and competition. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT: For Additional Information:

Company:

IR@skysolarholding.com

Investor Relations:

ICR, LLC

Victor Kuo

Phone: +86 (10) 6583-7526

Victor.kuo@icrinc.com

Hudson Clean Energy Partners:

Eleni Polychroniadou

Phone: +1 908-507-1221

eleni@antennagroup.com

Sky Solar Holdings Ltd.